July 30, 2012

VIA EDGAR TRANSMISSION

Ms. Amanda Ravitz

Mr. Tom Jones

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Tyco Flow Control International Ltd. Amendment No. 2 to Registration Statement on Form S-1 Filed July 18, 2012
File No. 333-181253

Dear Ms. Ravitz:

On behalf of Tyco Flow Control International Ltd. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated July 26, 2012 (the “Comment Letter”), relating to the above-referenced Amendment No. 2 to Registration Statement on Form S-1 filed by the Company on July 18, 2012 (the “Registration Statement”). We are also filing concurrently with this letter Amendment No. 4 to the Registration Statement (“Amendment No. 4”) for the sole purpose of filing revised Exhibits 5.1, 8.1 and 8.2 to the Registration Statement in response to the Staff’s comments and updating the Exhibit Index accordingly. In connection with this letter and the filing of Amendment No. 4, we are sending to the Staff, by overnight courier, five courtesy copies of Amendment No. 4 marked to show changes from the Registration Statement as filed on July 18, 2012, and five clean courtesy copies of Amendment No. 4.

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by Homburger AG, McDermott Will & Emery LLP and Cravath, Swaine & Moore LLP.

Exhibit 5.1

1.	Refer to the first paragraph on page 2 of counsel’s opinion. Counsel may examine such documents that it deems appropriate. Please provide an opinion of counsel that does not include a limitation as to the documents examined.

In response to the Staff’s comment, Swiss counsel has amended its legal opinion by stating that it has, among other things, examined originals or copies of certain documents, and that it has further examined such other records, documents and instruments and made such inquiries as deemed necessary or advisable for purposes of rendering the opinion.

2.	The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) may not assume conclusions of law that are a necessary requirement of the ultimate opinion nor may it assume any of the material facts underlying the opinion or facts that are readily ascertainable. We note for example, the assumptions in paragraph (c) on page 2. Please file an opinion that is revised as appropriate.

In response to the Staff’s comment, Swiss counsel has revised its opinion and deleted the assumption in paragraph (c) on page 2.

3.	Refer to paragraph (d) on page 2 and paragraph (a) on page 3. Please tell us what laws of other jurisdictions would affect the issues required to be addressed by Regulation S-K Item 601(b)(5).

In response to the Staff’s comment, Swiss counsel has revised its opinion and deleted the assumption in paragraph (d) on page 2. Swiss counsel further advises the Staff that no laws other than those of Switzerland would affect the issues required to be addressed by Regulation S-K Item 601(b)(5).

Swiss counsel respectfully submits that it is necessary to retain paragraph (a) on page 3. Swiss counsel is opining in its capacity as Swiss law expert. Swiss counsel is not qualified as to any other law, and accordingly, Swiss counsel limits its opinion to matters of Swiss law.

4.	Refer to paragraph (e) on page 2. Please explain why it is appropriate for counsel to assume that no changes have been made to the commercial register or the articles.

In response to the Staff’s comment, Swiss counsel has revised its opinion and deleted the assumption that the excerpt from the commercial register is complete, correct and up-to-

date. Swiss counsel has instead included a reference to the general statutory assumption contained in the Swiss Civil Code of December 10, 1907, as amended, that public registers constitute full proof of the facts evidenced therein. In response to the Staff’s comment, Swiss counsel has revised its opinion and deleted the assumption that the Articles of Association of the Company are in full force and effect and have not been amended.

5.	With a view toward disclosure and more specificity of the assumptions, please tell us which actions have not been taken that require the assumptions in paragraph (f) on page 3. Also tell us why those actions cannot be taken before the time that the registration statement is declared effective, and the risk to investors if the actions are not taken.

In response to the Staff’s comment, Swiss counsel has revised its opinion and deleted the assumption in paragraph (f) on page 3.

6.	Please tell us why the qualifications in paragraph (b) on page 3 and in paragraphs (c) and (d) on page 4 of the exhibit you filed are necessary and appropriate.

In response to the Staff’s comment, Swiss counsel has revised its opinion and deleted these assumptions.

7.	Investors are entitled to rely on the opinion that you file per Regulation S-K Item 601(b)(5). The second sentence of the first paragraph on page 4 implies to the contrary. Please obtain and file a revised opinion.

In response to the Staff’s comment, Swiss counsel has revised its opinion accordingly.

Exhibit 8.1

8.	Investors are entitled to rely on the opinion that you file. The first sentence of the first full paragraph on page 3 and the first sentence of the last paragraph of your opinion imply to the contrary. Please obtain and file a revised opinion.

In response to the Staff’s comment, counsel has revised its opinions accordingly.

Exhibit 8.2

9.	Investors are entitled to rely on the opinion that you file. The first sentence of the second paragraph on page 3 implies to the contrary. Please obtain and file a revised opinion.

In response to the Staff’s comment, counsel has revised its opinion accordingly.

We thank you for your assistance in this matter. Please do not hesitate to call me at (212) 455-3188 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Alan Klein
Alan Klein, Esq.